Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57826-0005-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

June 15, 2006

Delivered and via facsimile (to (202) 772-9206)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention: Ms. Goldie B. Walker, Financial Analyst

Dear Ms. Walker:

Re:

Jackson Ventures, Inc. (the "Company")
File No. 333-132549
Filing of Amendment No. 2 to Form SB-2 and Acceleration Request

We are counsel for the above-referenced Company and we are pleased to confirm that the Company has now amended its Registration Statement on Form SB-2 (the "Registration Statement" or "prospectus" as the context so requires) in accordance with the most recent comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's second comment letter dated May 4, 2006 (the "SEC Letter") in this matter and, in furtherance of the same, we hereby also provide the SEC with the following responses to the comments of the Staff as set forth in the SEC Letter and, as applicable, as now reflected in the Company's Registration Statement.

On behalf of the Company we are now pleased to enclose a copy of the Company's Amendment No. 2 to the Registration Statement of the Company in this matter (including two further courtesy copies for the Staff's ease of review) together with a complete comparative copy of the same (including two further courtesy copies) which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have now been made to the enclosed Registration Statement since the Company's most recent filing in this instance on May 1, 2006. In this regard we also confirm the enclosed Registration Statement has now been submitted electronically pursuant to Regulation S-T on this same day.

The following, we reaffirm, are the Company's responses addressing the comments in the SEC Letter. We confirm that the comments in the SEC letter are sequentially numbered and that the answers set forth hereinbelow refer to each of the comments by number and by citing the location of each response thereto in the enclosed Registration Statement where applicable. We also confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed Registration Statement marked to show changes to the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions filed.

In this regard we confirm, on behalf of the Company, that the following represent the only revisions which have now been made to the enclosed Amendment No. 3 to the Registration Statement since the Company's Amendment No. 2 filing which accompanied Our Letter:

Staff Comment

1. Please include a summary in the prospectus of the response to prior comment a. Please provide a complete discussion of the similarities and relationships among the Jackson Ventures and Fortune Partners selling shareholders. For example, in addition to the connections you cite, we also note selling shareholders Donna Koop, Stephanie Brown, Peter Padden, David Vadik, Kristine Welch, and Wei Zou, who appear related to selling shareholders in Fortune Partners.

Response to Staff Comment

The Staff's comment has been noted and we confirm that, in accordance with the Staff's comment, and in furtherance of our most telephone conversation and corresponding and most recent facsimile which was provided to the SEC in preliminary response to the same; a copy of which facsimile being filed herewith; the Company has now added the following disclosure in response to this comment on each of pages 17 and 20 of the enclosed Registration Statement as follows:

(page 17): "James A. Gheyle, our President, Chief Executive Officer and a member of our Board of Directors, and Alan Whittingham, a non-executive member of our Board of Directors, took a leading role in forming our company on August 23, 2005 for the purpose of engaging in mineral exploration. Messrs Gheyle and Whittingham had previously been involved in Fortune Partners, Inc. ("Fortune Partners"), when it was still an early stage mineral exploration company. Fortune Partners effected a change of business by completing the acquisition of Power Air Tech, Inc. ("PAT"), a development stage company engaged in exploiting zinc-air fuel cell technology, on September 30, 2005. It recently changed its name to Power Air Corporation and its common stock trades on the OTC Bulletin Board.

Mr. Whittingham, who had served as a non-executive director of Fortune Partners since December 1, 2004, resigned from the board of directors of that company upon its acquisition of PAT on September 30, 2005. He, together with Mr. Gheyle, who was then a shareholder of Fortune Partners, decided to form our company to engage in mineral exploration in part due to the experience they had gained in Fortune Partners while it was still a mineral exploration company.

Messrs. Whittingham and Gheyle then contacted, or were approached by, certain original seed capital shareholders of Fortune Partners, and certain persons connected with original seed capital shareholders of Fortune Partners, who expressed an interest in investing in our company, including the following Selling Shareholders of our company: Dimka Boussy (a Selling Shareholder, is the mother of our President and an original Fortune Partners shareholder); Peter Padden (a Selling Shareholder, is the husband of Heather Padden, an original Fortune Partners shareholder), Justin Temple (a Selling Shareholder, is the son of Carla Temple, an original Fortune Partners shareholder); Thomas J. Deutsch (the beneficial owner of a Selling Shareholder, is a partner with the law firm of Lang Michener LLP, independent legal counsel to each of Power Air and our company); Dave Vadik (a Selling Shareholder, is the husband of Jennifer Vadik, an original Fortune Partners shareholder); Kristine Welch (a Selling Shareholder, is the daughter-in-law of Robert Welch, an original Fortunes Partners shareholder); Chen Zou (an original Fortune Partners shareholder) and Wei Zou (Chen Zou's brother). In addition, Louis Gheyle, an original Fortune Partners shareholder, is the father of our President."

(page 20): "Mr. Whittingham, who had served as a non-executive director of Fortune Partners since December 1, 2004, resigned from the board of directors of that company upon its acquisition of PAT on September 30, 2005. He, together with Mr. Gheyle, who was then a shareholder of Fortune Partners, decided to form our company to engage in mineral exploration in part due to the experience they had gained in Fortune Partners while it was still a mineral exploration company. Messrs. Whittingham and Gheyle then contacted, or were approached by, certain original seed capital shareholders of Fortune Partners, and certain persons connected with original seed capital shareholders of Fortune Partners, who expressed an interest in investing in our company, including the following Selling Shareholders of our company: Dimka Boussy (a Selling Shareholder, is the mother of our President and an original Fortune Partners shareholder); Peter Padden (a Selling Shareholder, is the husband of Heather Padden, an original Fortune Partners shareholder), Justin Temple (a Selling Shareholder, is the son of Carla Temple, an original Fortune Partners shareholder); Thomas J. Deutsch (the beneficial owner of a Selling Shareholder, is a partner with the law firm of Lang Michener LLP, independent legal counsel to each of Power Air and our company); Dave Vadik (a Selling Shareholder, is the husband of Jennifer Vadik, an original Fortune Partners shareholder); Kristine Welch (a Selling Shareholder, is the daughter-in-law of Robert Welch, an original Fortunes Partners shareholder); Chen Zou (an original Fortune Partners shareholder) and Wei Zou (Chen Zou's brother). In addition, Louis Gheyle, an original Fortune Partners shareholder, is the father of our President."

Staff Comment

2. Please revise your filing to comply with Rule 419 or provide the disclosure requested by prior comment b. In determining the applicability of Rule 419, the staff considers the disclosure in a registration statement as well as surrounding facts and circumstances, such as, in this case, the Fortune Partners registration statement and reverse merger.

Response to Staff Comment

The Staff's comment has been noted and we confirm that, in accordance with the Staff's comment, and in furtherance of our most telephone conversation and corresponding and most recent facsimile which was provided to the SEC in preliminary response to the same; a copy of which facsimile having been filed herewith; the Company has now added the following disclosure in response to this comment on each of pages 17 and 26 of the enclosed Registration Statement as follows:

(page 17): "Our company, like Fortune Partners before its acquisition of PAT, is currently an early stage company principally involved in mineral exploration and development, and certain Selling Shareholders named in this prospectus include persons who were original seed capital shareholders of Fortune Partners, or who are related to certain original seed capital shareholders of Fortune Partners. This may lead to speculation that our company will seek to effect a change of business by way of an acquisition of a target company in a manner similar to Fortune Partners' acquisition of PAT. However, our company's management presently has no such intention and is focused on executing its mineral exploration business plan as reflected in its plan of operations. Management knows of no pending or contemplated material fact or matter, acquisition or otherwise, which could cause our company to deviate from the plan of operations as set forth in this prospectus.

Our company has a specific business plan which is reflected in the plan of operations set forth in this prospectus. Accordingly, our company is not presently a "blank check company" within the meaning of Rule 419 under the Securities Act of 1933. If, however, during any period in which offers for, or sales of, any of our company's securities are being made pursuant to this prospectus, a material acquisition or other form of transaction becomes probable, our company shall be required to promptly file a post-effective amendment to the Registration Statement which includes this prospectus. The post-effective amendment will have to comply with all applicable form requirements, SEC rules and Industry Guidelines, and will have to include, if applicable, updated financial statements of our company and the company proposed for acquisition, as well as any pro forma financial information required by applicable rules and regulations. At that point in time, if any, the provisions of Rule 419 may then become applicable to our company."

(page 26): "James A. Gheyle, our President, Chief Executive Officer and a member of our Board of Directors, and Alan Whittingham, a non-executive member of our Board of Directors, took a leading role in forming our company on August 23, 2005 for the purpose of engaging in mineral exploration. Messrs Gheyle and Whittingham had previously been involved in Fortune Partners, when it was still an early stage mineral exploration company. Fortune Partners effected a change of business by completing the acquisition of PAT, a development stage company engaged in exploiting zinc-air fuel cell technology, on September 30, 2005. It recently changed its name to Power Air Corporation and its common stock trades on the OTC Bulletin Board. Mr. Whittingham, who had served as a non-executive director of Fortune Partners since December 1, 2004, resigned from the board of directors of that company upon its acquisition of PAT on September 30, 2005. He, together with Mr. Gheyle, who was then a shareholder of Fortune Partners, decided to form our company to engage in mineral exploration in part due to the experience they had gained in Fortune Partners while it was still a mineral exploration company.

Our company, like Fortune Partners before its acquisition of PAT, is currently an early stage company principally involved in mineral exploration and development, and certain Selling Shareholders named in this prospectus include persons who were original seed capital shareholders of Fortune Partners, or who are related to certain original seed capital shareholders of Fortune Partners. This may lead to speculation that our company will seek to effect a change of business by way of an acquisition of a target company in a manner similar to Fortune Partners' acquisition of PAT. However, our company's management presently has no such intention and is focused on executing its mineral exploration business plan as reflected in its plan of operations. Management knows of no pending or contemplated material fact or matter, acquisition or otherwise, which could cause our company to deviate from the plan of operations as set forth in this prospectus.

Our company has a specific business plan which is reflected in the plan of operations set forth in this prospectus. Accordingly, our company is not presently a "blank check company" within the meaning of Rule 419 under the Securities Act of 1933. If, however, during any period in which offers for, or sales of, any of our company's securities are being made pursuant to this prospectus, a material acquisition or other form of transaction becomes probable, our company shall be required to promptly file a post-effective amendment to the Registration Statement which includes this prospectus. The post-effective amendment will have to comply with all applicable form requirements, SEC rules and Industry Guidelines, and will have to include, if applicable, updated financial statements of our company and the company proposed for acquisition, as well as any pro forma financial information required by applicable rules and regulations. At that point in time, if any, the provisions of Rule 419 may then become applicable to our company."

We trust that each of the foregoing and the enclosed amendments to the Company's Registration Statement filing are clear and satisfactory for this point in time and, in addition, will satisfy the comments of Staff as contained in the SEC letter. However, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any final questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter. In the interim, and as previously communicated (by way of telephone conversation with Ms. Walker during the morning of Tuesday, June 13, 2006), we now take this opportunity to enclose, on behalf of the Company, the Company's written acceleration request to the SEC, dated as at June 19, 2006, to the effect that its within Registration Statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Monday, June 19, 2006, or as soon thereafter as is practicable. In this regard we confirm that the Company's acceleration request acknowledges that:

"(a) we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement;

(b) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d) the Company may not assert this action as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

While we now await the SEC's further advice we remain, always,

Yours very truly,

Thomas J. Deutsch
for Lang Michener llp

TJD

Enclosures
ec & cc:     The Company (w/copy of Enclosures)